Exhibit 99.4

TRANSCRIPT OF VIDEO PRESENTATION GIVEN TO EMPLOYEES BY LASZLO BOCK

Today I’m extremely excited and pleased to announce that the Board of Directors has approved a stock option exchange offer program for Googlers.

We are aware that many of you have options that are underwater, and that they haven’t generated much value for you as a result. For a variety of reasons, we weren’t able to disclose this to you until now, but we’ve been working on ways to address this problem, and we believe that this exchange will help create more value for many of you. We want our equity programs to help recognize the role each of you has played in making Google a success, and this exchange offer program will help us do that, even in this tough economic time.

Any Googler who has options with an exercise price above the closing price of our stock on March 2nd is eligible to participate. Also, although our intent is that all Googlers can participate, we are still working through a number of legal and tax issues in several countries. If we need to exclude any countries or, for example, if it doesn’t make sense for tax reasons to offer this program in certain countries, we will let you know as soon as we know.

For each underwater option you choose to exchange, you’ll receive a new option. Under the current timeline, the new exercise price will be equal to the closing price of our stock on March 2. If you have eligible options and want to participate, you’ll need to elect to exchange your old options by 6:00 am Pacific time on March 3rd.

Should you choose to participate in the exchange offer program, the vesting on the new options will change in two ways:

First, the new options will not vest until six months after the end of the election period. As this vesting date will likely fall within a blackout period for Google employees, unless you have a trading plan in place you will not be able to sell new options until the next trading window opens, which is currently scheduled for October 26. Second, the new options will have an extra 12 months added to their original vesting dates.

We encourage you to please carefully review the materials on the site at                      before making a decision. This is a personal decision, and you should take some time to determine whether or not exchanging any of your options makes sense, considering your monthly cash flow needs and other personal factors. To that end, we’ll be rolling out tools to help you make this decision, including additional videos, where members of our Option Exchange program team will explain in more detail what options are eligible for exchange, what factors you should consider when making the decision to participate, and how to exchange your options once you’ve made your decision. You should also keep in mind that this program will be reviewed by the SEC, and we may need to make adjustments to the program and timetable. We will let you know of any changes via email and update the                      site regularly.

In person workshops will also be held to help you understand the policies around the option exchange program and how to participate if you choose to do so. Check out the program site at                      for specific dates at your location.

Googlers really are our most valuable asset. We are committed to making sure that we find new ways to create value for you in the same way that you create value for our users, our customers, and the world. Thank you for all of your contributions so far!

The option exchange described in the video has not launched. When the option exchange begins, Google will provide you with written materials explaining the terms and timing. You should read these materials carefully when they become available because they will contain important information about the option exchange. When the offer period begins, Google will file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. Googlers will be able to obtain these written materials and other documents filed by Google with the SEC free of charge from the SEC’s website at www.sec.gov or by email at                     .